Exhibit 12.1

Senior Housing Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Six Months Ended June 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings of an investee	$70,615	$125,474	$162,141	$183,997	$131,882	$148,128
Fixed charges	80,399	150,881	135,114	117,819	117,240	98,262
Adjusted earnings	$151,014	$276,355	$297,255	$301,816	$249,122	$246,390

Fixed charges:
Interest expense (including net amortization of debt premiums and discounts and debt issuance costs)	$80,399	$150,881	$135,114	$117,819	$117,240	$98,262

Ratio of Earnings to Fixed Charges	1.9x	1.8x	2.2x	2.6x	2.1x	2.5x